Correspondence

Brian Boonstra 303.892.7348 brian.boonstra@dgslaw.com

August 24, 2021

Via EDGAR and E-mail

Ms. Karina Dorin

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

E-mail: dorink@sec.gov

Re:	Arras Minerals Corp. Amendment No. 1 to Registration Statement on Form 20-F Filed August 9, 2021 File No. 000-56306

Dear Ms. Dorin:

On behalf of Arras Minerals Corp. (the “Company”), set forth below is the response of the Company to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 19, 2021 (the “Comment Letter”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form 20-F (the “First Amended 20-F”). In connection therewith, the Company has filed via EDGAR Amendment No. 2 to Registration Statement on Form 20-F (the “Second Amended 20-F”), which incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response. For the Staff’s convenience, we have included with this letter a “redlined” copy of the Second Amended 20-F showing all changes to the filing since the filing of the First Amended 20-F.

Business Overview, page 32

1.	We note your response to comment 2. Summary disclosure is required regardless of the materiality of the individual property pursuant to Item 1303(a)(1) of Regulation S-K. Please revise to include a map showing the locations of all properties as required by Item 1303(b)(1) of Regulation S-K and to describe the location of the Akkuduk property as required by Item 1303(b)(2)(ii)(A) of Regulation S-K.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 37 and 51–52 of the “redlined” copy of the Second Amended 20-F.

Note 2. Basis of Presentation, page F-8

2.	We reissue prior comment 11. Revise to include disclosure here regarding the allocation of expenses from Silver Bull consistent with the guidance per SAB Topic 1B1.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 59, 64–65 and F-18–19 of the “redlined” copy of the Second Amended 20-F.

Note 6. Beskauga Option Agreement, page F-16

3.	We note your response to prior comment 12. Revise your disclosure to clarify the nature of your obligation to incur exploration expenditures pursuant to the Beskauga Option Agreement, including sufficient detail explaining why the amounts incurred are recognized as loans receivable. As part of your revised disclosure, address any circumstances that could affect repayment of the amounts recorded as loans receivable.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page F-15 of the “redlined” copy of the Second Amended 20-F.

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Should you have additional questions or comments, please contact the undersigned at (303) 892-7348.

Sincerely,

/s/ Brian Boonstra

Brian Boonstra

for

Davis Graham & Stubbs LLP

Enclosure

cc:	Timothy T. Barry, Arras Minerals Corp. Christopher Richards, Arras Minerals Corp.